United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: William Langdon, Jr.

Address of person relying on exemption: PO Box 19626, Houston, TX 77224

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

PROXY MEMORANDUM

DATE: April 15, 2025

TO: Shareholders of Amplify Energy Corp. (AMPY)

FROM: William Langdon, Jr., Amplify Energy Corp. shareholder since 2017 and beneficial owner of 50,000 shares

RE: Amplify Energy Corp. Special Meeting of Shareholders

Glass, Lewis & Co. recommends voting AGAINST both proposals.

The April 14 special meeting has been adjourned to April 23 “to allow for further time to solicit proxies from the Company’s stockholders and provide stockholders with additional time to vote in order to facilitate broader participation.”

This is good news! It likely means that AMPY management has been unable to sell its ill-conceived Stock Issuance and merger proposals to AMPY shareholders.

The highly dilutive and potentially management entrenching Stock Issuance Proposal appears to be a very bad deal for existing shareholders!

And remember, AMPY’s current board chairman along with the current CEO were in charge of the company when it pleaded GUILTY to CRIMINAL violations of the federal Clean Water Act, was fined $7.1 million, and was ordered to pay $5.8 million in restitution in connection with a 2021 oil spill off the coast of California.

You can read more about the FBI’s investigation into the oil spill in an article titled “Investigating Environmental Crimes: The Huntington Oil Spill” on the FBI’s website at: https://www.fbi.gov/news/stories/huntington-oil-spill .

The company also pleaded NO CONTEST to six California state CRIMINAL CHARGES and paid nearly $5 million in state penalties and fines.

Do AMPY shareholders really want to entrust (some of) the same people responsible for those violations with tens of millions of dollars in additional assets to manage? I certainly don’t!

As of April 14, AMPY’s stock price had collapsed and fallen 64.5% since the proposed merger was announced (vs. a decline of 7.5% for the S&P 500 Index).

Source: Morningstar, Inc.

Shareholders and the financial markets don’t like these proposals. AMPY’s market cap has declined from ~$260M to ~$92M, a loss of over $160M!

A more responsive management would have taken the hints and abandoned the deal by now.

Please VOTE AGAINST Proposal Nos. 1 and 2.

If you have already voted, you may change your vote before the meeting and any further adjournments.

Thank you for your consideration.

Respectfully,

William Langdon, Jr.

PO Box 19626

Houston, Texas 77224
Tel. 1-713-256-3311

Email: William.Langdon.Jr@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.